Exhibit 12

COMPUTATION OF RATIOS

For purposes of calculating the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding (i) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (ii) fixed charges, (iii) amortization of capitalized interest, and (iv) distributed income of equity investees, reduced by (i) interest capitalized and (ii) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” consist of (i) interest expensed and capitalized, (ii) amortized premiums, discounts, and capitalized expenses related to indebtedness, and (iii) an estimate of the interest within rental expense.

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown.

(Dollars in thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Income from continuing operations before income taxes and adjustments for income from partially-owned entities	$222,848	$230,360	$95,237	$94,287	$190,254
Fixed charges	196,694	180,558	110,204	52,213	23,648
Distributed income of equity investees	(42,820)	(31,015)	5,287	(16,098)	(30,421)
Capitalized interest	(32)	(18)	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,658)	(664)	(3,457)	(1,319)	(2,734)
Earnings	$375,032	$379,221	$207,271	$129,083	$180,747

Interest expense	$194,326	$178,462	$108,193	$50,709	$22,366
Capitalized interest	32	18	—	—	—
1/3 of rental expense - interest factor	2,336	2,078	2,011	1,504	1,282
Fixed Charges	$196,694	$180,558	$110,204	$52,213	$23,648

Ratio of Earnings to Fixed Charges	1.91	2.10	1.88	2.47	7.64